MHVL AMENDMENT (the "Amendment")
dated as of November 30, 2015 ("MHVL Amendment Effective Date")
to the SERVICE PROVIDER SALES AGREEMENT of January 31, 2013 (the "Agreement")
between Vidyo, Inc. ("Vidyo") and
NXTGN, Inc. ("SERVICE PROVIDER")

The parties hereby agree that:

1. This Amendment will become effective on the MHVL Amendment Effective Date. All capitalized terms used and not defined in this Amendment (including Annexes) shall have the same definitions as set forth in the Agreement.

2. Annex 1 of the Agreement is hereby replaced with Annex 1A hereto attached.

3. The parties expressly agree that Annex 2 of the Agreement is replaced in its entirety with Annex 2A hereto attached. All prepayments previously made by Service Provider are considered forfeited and any Quarterly Payment Obligations are considered void. As of this MHVL Amendment Effective Date, no prepayment balance remains and no Quarterly Payment Obligations are owing.

4. Annex 2A shall govern with respect to all Sales of services utilizing Vidyo Products ("CSP Services") provided on and after the MHVL Amendment Effective Date (and Products purchased or used in connection therewith); CSP Services provided as of the MHVL Amendment Effective Date shall be provided and paid for solely under Annex 2A.

5. All other terms and conditions of the Agreement shall remain unchanged except as revised by this Amendment.

Signed:

SERVICE PROVIDER	**VIDYO, INC.**
By	**By** ____________________
Title:	**Title:**
Name: **CEO** **NXTGN, Inc.** **Arik Meimoun**	**Name:**

ANNEX 1A

PRODUCTS & TERRITORY

(subject to change upon Vidyo's written notice)

PRODUCTS:

(i) Vidyo's Infrastructure Products and (ii) Products in connection with the provision of CSP Services on the then current price list applicable in the Territory ("Price List") but only in conjunction with the provision of CSP Services when sold in conjunction with Service Provider's ____ product ("Licensee Product") and not on a standalone basis.

TERRITORY – United States; Israel and such other countries as the parties agree to add, in writing, to this Agreement from time to time.

ANNEX 2A

CSP SERVICES

PRICES, ROYALTIES, DISCOUNTS and FEES

(subject to change upon Vidyo's written notice)

Products are priced per Vidyo's then current price list in the applicable geography ("List Price"). All Products used to provide or facilitate CSP Services ("Infrastructure Products") purchased or used under this Agreement to facilitate the provision of CSP Services must be purchased with at least Vidyo Partner Gold Level with the upgrade for 24/7 Support, which must be maintained for so long as such Products are used as Infrastructure Products (provided that any Products acquired prior to the date of the amendment implementing this Annex and used as Infrastructure Products shall be upgraded to such level of support at their next support renewal date). All Products which are connected to the CSP Services must have and maintain an effective Vidyo support plan in place. All Product maintenance and support fees will be based on the List Price. SERVICE PROVIDER discounts and prices for Product purchases shall be as follows:

Infrastructure: Hardware Vidyo-branded hardware appliances	30% off List Price
Infrastructure: Software Vidyo-branded Licensed Software including Virtual Edition	50% off List Price
All other Vidyo-branded Licensed Software including API Software	25% off List Price
Support/Services	Per Services Handbook
Authorized Pricing Model(s) under this Annex 2A:	MHVL Model only. *See Annex 2A.1 hereto attached for applicable MHVL terms and conditions – document entitled* "VIDYO PRICING MODEL PROVISIONS FOR SERVICE PROVIDER"
Pricing: MHVL – net to Vidyo*	$1,000/MVHL per year – Sales of CSP Services when sold in conjunction with Licensee Product services; Standalone CSP Services sales $2,000 MVHL/per year
Tracking & Reporting Requirements	To be included in definitive Annex 2A.1

* All prices are Ex Works Vidyo's shipping point. SERVICE PROVIDER shall pay for all shipping, insurance, tax, duty, and similar costs.

OTHER TERMS:

1. SERVICE PROVIDER will ensure that all Products and CSP Services distributed hereunder will retain all end user licenses and proprietary markings. Where acceptance of EULA is completed electronically, SERVICE PROVIDER shall not disable, nor permit any other party disable to the acceptance mechanism. While SERVICE PROVIDER may co-brand the Products and CSP Services, at a minimum such Products and CSP Services will prominently display a "powered by Vidyo" logo and follow all applicable Vidyo trademark and branding guidelines.

2. In conjunction with execution of this Agreement, SERVICE PROVIDER shall make place a non-cancellable order with Vidyo of no less than [$] for the Products and services listed in Quote #xyz dated xyz/2015, copy attached. Delivery shall follow order and payment. Licensed Software will be delivered electronically, where possible.

3. Vidyo will supply appropriate API support and waive the associated support fee due from SERVICE PROVIDER if, at the time of renewal, SERVICE PROVIDER has made payments to Vidyo of no less than $200,000 in the prior year ("Minimum") otherwise such support fee shall be billable to SERVICE PROVIDER. For the first twelve (12) months from the Amendment Effective Date, API Support shall be provided at no additional charge. Such API license and support shall be in accordance with Vidyo's standard terms.

ANNEX 2A.1

VIDYO PRICING MODEL PROVISIONS FOR SERVICE PROVIDER
(subject to change upon Vidyo's written notice)

DEFINITIONS

Account shall mean each end-user entity to whom SERVICE PROVIDER is providing CSP Services (including any internal use by SERVICE PROVIDER) provided that affiliated entities (i.e. where either entity controls the other or the entities are under common control) shall be considered one single Account for purposes of the applicable pricing set forth herein if CSP Services are provided to them on an aggregated basis under a single agreement with SERVICE PROVIDER.

Customer Engagement (CE) shall mean applications/usage where calls are primarily initiated as a result of action by an Account's customers or other external parties and not by a subscriber of the CSP Services themselves, such as in Call Centers. Only CE-AVHLs may be used in a CE environment.

Guest shall mean a person participating in a call and who does not have its own registered user account with SERVICE PROVIDER. Guests can only participate in a call when invited by a registered user and have no rights to set up or host calls.

Hosted VidyoLine Licenses (HVL) are term licenses which are capacity based, concurrent VidyoLine licenses ("VLs") to provide CSP Services, under the HVL Pricing Models only. HVLs are offered as either single Account HVLs dedicated to a single Account ("AHVL") or multi-Account HVLs ("MHVL") which may be used to provide services to multiple Accounts.

MHVLs are HVLs licensed to SERVICE PROVIDER and may be utilized and shared by multiple different Accounts.

ONLY THE FOLLOWING PRICING MODEL is AVAILABLE TO SERVICE PROVIDER UNDER THIS ANNEX 2:

<u>MHVL PRICING MODEL</u> – For purposes of SERVICE PROVIDER, all references in this Annex to HVLs shall mean MHVLs.

<u>MHVL PRICING TABLE</u>

Transfer Price - Net Payment to Vidyo per MHVL License/Annual Fee*	Specially Discounted Price for Sales in conjunction with sales of Licensee Products – Net Payment to Vidyo per MHVL License/Annual Fee*
$2,000	$1,000

** MHVLs must be purchased in increments of 5 MHVLs per order*

APPLICABLE TERMS (MHVL):

- Unless otherwise specified, all HVLs are ordered as annual, renewable, term licenses which are ordered and renewed on a non-cancellable/non-refundable basis by Purchase Order; all HVL Fees are due and payable in advance.

- One HVL is required to connect each VidyoRoom™ system, endpoint connected through a VidyoGateway™, Vidyo softclient, VidyoReplay™, or any other endpoint to a call.

- The HVL Fees include maintenance and support at the level of the other Infrastructure Products for which the HVL is being licensed, which shall be no less than Vidyo's Partner Gold 24/7 Support.

- HVL purchases after the initial HVL purchase ("HVL Additions") shall have a term set to coincide with the current HVL term of the relevant HVLs.

- Fees for HVL Additions will be pro-rated to coincide with the remaining relevant HVL term and renewals of all HVL will be annual and coterminous.

HVL MODELS INCLUDE:

MHVL: Unlimited Guest invitations, and 300 downloads of individual Vidyo client software (for clarity, excluding VidyoRoom system software) per HVL, per year (pro-rated for HVL Additions), in the aggregate for all relevant Accounts using the MVHLs.

The necessary key codes will be provided by Vidyo annually to activate and renew HVLs once purchased.

Downloads from HVLs may only be made available only to the relevant Account(s) to which the HVLs relate. Downloads in excess of included MHVL downloads are chargeable, currently at $0.50 per download and sold in bundles of 1,000 downloads.

Tracking of Excess HVLs: If at any time SERVICE PROVIDER has more endpoints connected to calls then it has relevant HVLs available for such calls, SERVICE PROVIDER shall be required to immediately purchase HVL Additions equal to such excess.

Reporting of HVLs: No later than the 15th day after each month, SERVICE PROVIDER shall provide Vidyo with a report (the "Monthly Report") detailing all of the following with respect to the preceding month:
For all MHVL Accounts, taken as a group, the maximum number of total end-points connected in calls at any one time ("Peak Usage") during the month vs. the number of HVLs licensed for such Account(s). Basic Reporting Template can be obtained from Vidyo.

RESTRICTIONS TO BE IMPLEMENTED BY SERVICE PROVIDER – *APPLICABLE TO ALL PRICING MODELS*

- Only one pricing model per Account may be used.
- VLs under one pricing model shall be implemented and used only on the VidyoPortal/Infrastructure for which they are licensed and may not be used by for Accounts under a different pricing model. If authorized to be implemented on the same VidyoPortal/Infrastructure by Vidyo in writing, Accounts shall be clearly separated by tenant and by all other reasonable means necessary to ensure proper reporting and payment under applicable Pricing Models.

- SERVICE PROVIDER shall use, and, where applicable, shall cause its Service Partners to use, reasonable means to monitor and ensure that end users of the CSP Services are not violating the restrictions and provisions of each pricing model.

- Whether provided directly or indirectly, SERVICE PROVIDER shall ensure that VLs licensed for one Account or group of Accounts shall not be utilized by another Account or Accounts.

- MHVL pricing model is not authorized for use in, or applicable to, CE applications or usage.

QUARTERLY REVIEWS

A quarterly review & optimization of VidyoPortal and CDR records and other metrics will be reviewed with Vidyo aimed at establishing usage data, model verification and increasing adoption. SERVICE PROVIDER will educate itself with the restrictions applicable to the pricing models to which it is subject, implementing policies and procedures to ensure continued awareness of correct usage and to periodically monitor and educate end users on the same.